Exhibit 3.2.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

AEROGEN, INC.

Aerogen, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:                                The name under which the Corporation was originally incorporated in Delaware was AeroGen (Delaware), Inc.

SECOND:                The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is March 12, 1998.

THIRD:                             The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions to amend the Section A of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“A.  Classes of Stock.  This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the corporation is authorized to issue One Hundred Million (100,000,000), of which Ninety Five Million (95,000,000) shares shall be Common Stock, par value $0.001 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $0.001 per share.  Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each Five (5) shares of the Corporation’s Common Stock, par value $.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into One (1) share of Common Stock, par value $.0001 per share, of the Corporation.  No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on The Nasdaq SmallCap Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

FOURTH:                 This Certificate of Amendment to Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of the stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.  The total number of outstanding shares entitled to vote or consent to this Amendment was 20,529,898 shares of Common Stock.  A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment to Amended and Restated Certificate of Incorporation.  The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

IN WITNESS WHEREOF, Aerogen, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of October 31, 2003.

AEROGEN, INC.

/s/ Jane E. Shaw

Jane E. Shaw
Chief Executive Officer